FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: April 30, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 30, 1998


NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



	News Release


For Immediate Release

Trading Symbol:        NCT             Contact:  John Sadler
Exchange Listings:    Toronto                    Executive Vice President
                      Montreal                   Corporate Affairs
                      New York                   (416) 594-2400

Newcourt Credit Group reports 75% growth in first quarter earnings
Record results provide strong evidence of the substantial progress made on integration

TORONTO, April 29, 1998 - Reinforcing the benefits of its recent acquisition of AT&T Capital, Newcourt Credit Group today reported record quarterly net income for the three months ended March 31, 1998 of $42.4 million representing a 75% increase over the combined $24.2 million in net income reported separately for Newcourt and AT&T Capital during the same period last year. Based on an average of 131,900,848 shares outstanding during the period, the Company reported fully diluted earnings per share of $0.32 (US$0.22) and cash earnings per share (earnings per share before goodwill amortization) of $0.48 (US$0.34) per share.

Newcourt originated new asset-based financings of $4.54 billion (US$3.19 billion) during the first three months of 1998, up 55% from $2.9 billion (US$2.1 billion) reported by the two companies for the same period last year. Of the $4.54 billion in new financings, $3.68 billion (US$2.59 billion) were generated from Newcourt Financial's activities in the commercial finance market, while the remaining $.86 billion (US$.60 billion) in transactions were closed by Newcourt Capital in the corporate finance market.

"Our business plan for this year of consolidation is based on a very simple and clear objective - through the integration process, service to our customers and performance for our stakeholders remains our top priority. These record results are the strongest evidence yet that the potential of the whole is much greater than the sum of the Newcourt and AT&T Capital parts," noted Steven Hudson, Newcourt's CEO.

Total asset finance income for the three months ending March 31, 1998 rose
27% to $324.8 million (US$227.1 million) from $256.8 million (US$189.0 million) during the same period last year on a consolidated basis. Reflecting a more balanced diversification of its funding sources, fee-based income represented approximately 41% of the company's revenue mix, accounting for $134.7 million of total asset finance income while net finance and rental income of $190.1 million accounted for the remaining 59%.

As at March 31, 1998, the Company reported owned and managed finance assets of $31.9 billion (US$22.4 billion) as compared with $30.7 billion (US$21.4 billion) reported for the combined company as at December 31, 1997.

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Operating costs for the period, excluding goodwill amortization, amounted to
$229.9 million (US$161.6 million) compared to $214.8 million (US$155.6 million) for the same period last year on a consolidated basis. Expressed as a percentage of owned and managed loans, operating expenses on an annualized basis, excluding goodwill amortization, declined from 3.0% as at December 31, 1997, to 2.8% as at March 31, 1998. Credit quality remained above industry norms with arrears for the period amounting to 1.1% expressed as a percentage of owned finance assets.

At a meeting of the Board of Directors held April 29, 1998, a quarterly dividend of $.04 per share was approved for payment on May 29, 1998 to shareholders of record as of
May 19, 1998.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of $31.9 billion (US$22.4 billion) and a global distribution capability in 24 countries.


Financial Highlights                        Three Months Ended
($,000, except share data)                      March 31
                                          1998               1997<fn1>

Total asset finance income              324,764             48,665
Operating income                         71,491             18,108
Net income                               42,388             14,125

Earnings per share
                 Basic                     0.32               0.23
                 Fully diluted             0.32               0.23
                 Cash basis                0.48               0.25
Dividends per share                        0.04               0.035

Average shares outstanding            131,900,848          61,362,020

Total new asset financings              4,535,989           1,368,777

                                          As at               As at
                                    March 31, 1998      December 31, 1997

Total owned and managed assets         31,875.7             30,673.4

<fn1> 1997 results are for Newcourt Credit Group excluding AT&T Capital
</fn1>